FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to make equity investment in Erdos Electrical Power &

Metallurgical Company Limited, China

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 7, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

September 7, 2006

For immediate release:

Mitsui & Co., Ltd.

Mitsui to make equity investment in Erdos Electrical Power &

Metallurgical Company Limited, China

Tokyo, September 7, 2006 – Mitsui & Co., Ltd.(“Mitsui”) announced today that it had reached a basic agreement with Erdos Electrical Power & Metallurgical Co., Ltd.(“Erdos EPM”, head office: Erdos City, Inner Mongolia Autonomous Region, China, President: Linxiang Wang), to acquire a 25% share in Erdos EPM through a third-party allotment of shares newly issued by Erdos EPM and a purchase of Erdos EPM’s shares from an existing shareholder. Execution of this investment will take place once all the necessary conditions contained in the basic agreement have been satisfied. The total investment amount is expected to be approximately 18 billion yen.

Erdos EPM was established in 2003 as a member of Erdos Group who has developed its businesses mainly on textiles. In line with China’s West Development Strategy, Erdos EPM currently utilizes rich local coal reserves to operate four major businesses around Erdos City in the Inner Mongolia Autonomous Region: power generation, coal mining, ferrous alloy production and water pumping from the Yellow River. Mitsui has developed a sound relationship with Erdos Group through cashmere business for nearly 30 years. In 2004 Mitsui set up Inner Mongolia Erdos EJM Manganese Alloy Co., Ltd. together with Erdos EPM and JFE Steel Corporation. Through the equity participation, Mitsui aims to further strengthen its successful partnership with Erdos EPM, focusing on the ferrous alloy and coal businesses.

This equity participation represents Mitsui’s largest ever investment in a single project in China. Mitsui will assist in the stable supply and the marketing of ferro-silicon and other ferrous alloy products in Japan and other export markets. Mitsui also envisages gaining a foothold in the power generation and coal development businesses in China through this investment, thus contributing to the economic development of the Inner Mongolia Autonomous Region in accordance with China’s West Development Strategy.

1. Shareholders of Erdos EPM after Mitsui’s participation

Erdos Cashmere Group Co., Ltd. :	70.83%
Mitsui & Co., Ltd. :	25.00%
Others :	4.17%

2.	General data of Erdos EPM

• Establishment	July, 2003

• Capital	RMB 3 billion

• Location	Qipanjing Industrial Park, Erdos City, Inner Monglia, China
1,400km from Tianjing port

• Major Business Operations

Metallurgy	Ferro-silicon(600,000MT/year)
Silico-manganese(150,000MT/year) at EJM joint venture
Carbide(200,000MT/year)

Coal	3 million MT/year(commencing in 2006)
(Recoverable reserve approx. 270 million MT)

Power	660,000KW/h(as of September 2006)

Water pumping	15.2 million MT/year

• Number of Employees 6,791 (as of the end of August, 2006)

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.